UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 September 2016

RELX PLC ———————————————————————————————————
(Translation of registrant’s name into English)

1-3 Strand London WC2N 5JR
——————————————————————————————————— (Address of principal executive office)

RELX NV ———————————————————————————————————
(Translation of registrant’s name into English)

Radarweg 29 1043 NX Amsterdam PO Box 470 1000 AL Amsterdam
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Transaction in Own Shares 09.13.2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: 09/13/2016	By:	A McCulloch
	Name:	A McCulloch
	Title:	Deputy Secretary

RELX NV

Date: 09/13/2016	By:	A McCulloch
	Name:	A McCulloch
	Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description

99	Transaction in Own Shares 09.13.2016